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                           January 27, 2023

       Jason Carss
       General Counsel and Secretary
       KKR Infrastructure Conglomerate LLC
       30 Hudson Yards
       New York, NY 10001

                                                        Re: KKR Infrastructure
Conglomerate LLC
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Response dated
December 30, 2022
                                                            File No. 000-56484

       Dear Jason Carss:

              We have reviewed your December 30, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 16, 2022 letter.

       Response dated December 30, 2022

       Share Repurchases, page 14

   1. Regarding prior comment 2, we note your statement that you will include information as to the primary
valuation method and key assumptions for each asset type in your periodic reports on Forms 10-K
and 10-Q. This information should also be provided together with the monthly NAV
calculation, including the breakdown of components of NAV, total
                                                        NAV and NAV per share
by class, that determines the transaction price at which
                                                        shareholders may sell
their shares to the company under your share repurchase plan described on page 14.
Based on your disclosure on page 16, we understand that you plan to post the calculation
of monthly NAV on your website. As requested in prior comment 2 and in comment 7 in our
letter dated November 23, 2022, please provide your template for this disclosure,
revised to address all of the items referenced in prior comment 2.
 Jason Carss
KKR Infrastructure Conglomerate LLC
January 27, 2023
Page 2
We would not be able to operate our business according to our business plans if we are required to register as an investment company . . . , page 48

2. We note your response to prior comment 1. Please note that we have referred your response to the Division of Investment Management and may have further comments.
        You may contact Howard Efron at (202) 551-3439 or Kristina Marrone at
(202) 551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long at (202) 551-3765 with any other questions.



                                                           Sincerely,
FirstName LastNameJason Carss
                                                           Division of
Corporation Finance
Comapany NameKKR Infrastructure Conglomerate LLC
                                                           Office of Real
Estate & Construction
January 27, 2023 Page 2
cc:       Mark Brod
FirstName LastName